UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549



                             SCHEDULE 13D
                            (Rule 13d-101)



      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                 RULE 13d-1(a), AND AMENDMENTS THERETO
                    FILED PURSUANT TO RULE 13d-2(a)

                           (Amendment No. 1)



                       LaSalle Hotel Properties
                       ------------------------
                           (Name of Issuer)



         Common Shares of Beneficial Interest, $.01 par value
         ----------------------------------------------------
                    (Title of Class of Securities)



                               517942108
                            --------------
                            (CUSIP Number)



                           Peter C. Roberts
                        Chief Financial Officer
                    Jones Lang LaSalle Incorporated
                        200 East Randolph Drive
                       Chicago, Illinois  60601
                             312-782-5800
           -------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)



                    January 30 and February 1, 2001
        ------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]







CUSIP NO. 517942108               13D

---------------------------------------------------------------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Jones Lang LaSalle Incorporated
     (formerly known as LaSalle Partners Incorporated)
---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)   [  ]
     (b)   [  ]
---------------------------------------------------------------------------

3.   SEC USE ONLY
---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)   [  ]
---------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     Maryland
---------------------------------------------------------------------------

NUMBER OF        7    SOLE VOTING POWER
SHARES                290,471
                      (consists of options to purchase
                      290,471 Common Shares)
---------------------------------------------------------------------------

BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY              0
---------------------------------------------------------------------------

EACH             9    SOLE DISPOSITIVE POWER
REPORTING             290,471
                      (consists of options to purchase
                      290,471 Common Shares)
---------------------------------------------------------------------------

PERSON           10   SHARED DISPOSITIVE POWER
WITH                  0
---------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     290,471
     (Consists of options to purchase 290,471 Common Shares)
---------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*          [  ]
     Not Applicable
---------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
---------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     CO
---------------------------------------------------------------------------





CUSIP NO. 517942108               13D

---------------------------------------------------------------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     LaSalle Hotel Advisors, Inc.
---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)   [  ]
     (b)   [  ]
---------------------------------------------------------------------------

3.   SEC USE ONLY
---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)   [  ]
---------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     Maryland
---------------------------------------------------------------------------

NUMBER OF        7    SOLE VOTING POWER
SHARES                290,471 (consists of Options to purchase
                      290,471 Common Shares)
---------------------------------------------------------------------------

BENEFICIALLY     8    SHARES VOTING POWER
OWNED BY              0
---------------------------------------------------------------------------

EACH             9    SOLE DISPOSITIVE POWER
REPORTING             290,471 (consists of Options to purchase
                      290,471 Common Shares)
---------------------------------------------------------------------------

PERSON           10   SHARED DISPOSITIVE POWER
WITH                  0
---------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     290,471 (consists of Options to purchase 290,471 Common Shares)
---------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*          [  ]
     Not Applicable
---------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
---------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     CO
---------------------------------------------------------------------------







CUSIP NO. 517942108               13D

---------------------------------------------------------------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Jones Lang LaSalle Co-Investment, Inc.
     (formerly known as LaSalle Partners Co-Investment, Inc.)
---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)   [  ]
     (b)   [  ]
---------------------------------------------------------------------------

3.   SEC USE ONLY
---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)   [  ]
---------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     Maryland
---------------------------------------------------------------------------

NUMBER OF        7    SOLE VOTING POWER
SHARES                0
---------------------------------------------------------------------------

BENEFICIALLY     8    SHARES VOTING POWER
OWNED BY              0
---------------------------------------------------------------------------

EACH             9    SOLE DISPOSITIVE POWER
REPORTING             0
---------------------------------------------------------------------------

PERSON           10   SHARED DISPOSITIVE POWER
WITH                  0
---------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
---------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*          [  ]
     Not Applicable
---------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
---------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     CO
---------------------------------------------------------------------------







CUSIP NO. 517942108               13D

---------------------------------------------------------------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     LaSalle Hotel Co-Investment, Inc.
---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)   [  ]
     (b)   [  ]
---------------------------------------------------------------------------

3.   SEC USE ONLY
---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)   [  ]
---------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     Illinois
---------------------------------------------------------------------------

NUMBER OF        7    SOLE VOTING POWER
SHARES                0
---------------------------------------------------------------------------

BENEFICIALLY     8    SHARES VOTING POWER
OWNED BY              0
---------------------------------------------------------------------------

EACH             9    SOLE DISPOSITIVE POWER
REPORTING             0
---------------------------------------------------------------------------

PERSON           10   SHARED DISPOSITIVE POWER
WITH                  0
---------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
---------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*          [  ]
     Not Applicable
---------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
---------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     CO
---------------------------------------------------------------------------







ITEM 1.  SECURITY AND ISSUER

     The class of equity securities to which this statement on Schedule 13D relates is the Common Shares of Beneficial Interest, $.01 par value per share ("Common Shares"), of LaSalle Hotel Properties (the "Issuer"), a Maryland real estate investment trust, with principal offices located at 4800 Montgomery Lane, Suite M25, Bethesda, MD 20814.


ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by Jones Lang LaSalle Incorporated (formerly known as LaSalle Partners Incorporated) ("Jones Lang LaSalle") and three of its wholly owned subsidiaries, LaSalle Hotel Co-Investment, Inc. ("LaSalle Hotel Co-Investment"), Jones Lang LaSalle Co-Investment, Inc. ("Jones Lang LaSalle Co-Investment"), and LaSalle Hotel Advisors, Inc. ("Advisors").

     Jones Lang LaSalle is a Maryland corporation principally engaged in providing real estate services and investment management. LaSalle Hotel Co-Investment is an Illinois corporation principally engaged in the business of investing in the Issuer. Jones Lang LaSalle Co-Investment is a Maryland corporation formerly engaged in the business of investing in real estate and real estate related investments. Advisors is a Maryland corporation formerly engaged in the provision of acquisition, management, advisory and administrative services to the Issuer.

     The principal business and office address of Jones Lang LaSalle, Jones Lang LaSalle Co-Investment, LaSalle Hotel Co-Investment and Advisors is:
200 East Randolph Drive, Chicago, IL  60601.

     Information regarding the Directors and Executive Officers of Jones Lang LaSalle is incorporated by reference to the reports and other documents filed by Jones Lang LaSalle with the Securities and Exchange Commission.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In connection with its formation, the Issuer acquired interests in certain hotel properties from affiliates of Jones Lang LaSalle. In connection with this, certain subsidiaries of, and other entities controlled by, Jones Lang LaSalle received 930,805 Units of LaSalle Hotel Operating Partnerships, L.P., a Delaware limited partnership ("Operating Partnership Units"), 912,122 Common Shares and Options to purchase 457,346 Common Shares ("Options") in consideration for interests in the properties and in satisfaction of certain incentive fees. Jones Lang LaSalle distributed some of the Common Shares and Options to Employees. See
Item 6.

     Pursuant to an advisory agreement (the "Advisory Agreement") between the Issuer and Advisors, Advisors provided (until December 31, 2000) acquisition, management, advisory and administrative services to the Issuer. For its services under the Advisory Agreement, Advisors receives an annual base fee (the "Base Fee") and an incentive fee (the "Incentive Fee"). The Base Fee is payable quarterly in arrears in cash, and the Incentive Fee, if any, is payable annually in arrears in cash or Common Shares, based upon certain increases in the Issuer's funds from operations per share ("FFO"). For the year ended December 31, 1998, Advisors received 10,988 Common Shares pursuant to the Advisory Agreement as the Incentive Fee. For the year ended December 31, 1999, Advisors received 31,318 Common Shares pursuant to the Advisory Agreement as the Incentive Fee.







     ITEM 4.  PURPOSE OF TRANSACTION

     The remaining Options to purchase Common Shares are held for investment purposes.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)   The aggregate number and percentage of Common Shares
(consisting of those which may be issued pursuant to Options) to which this
Schedule 13D relates is 290,471, representing 0.0% of the          Common
Shares outstanding as determined pursuant to the regulations promulgated under Section 13 of the Securities Exchange Act of 1934, as amended. The Reporting Persons beneficially own those Common Shares as follows:

                         AGGREGATE NUMBER OF
                           COMMON SHARES,     % OF COMMON
      NAME                OPTIONS AND UNITS     SHARES
      ----               -------------------  -----------
Jones Lang LaSalle             290,471            0.0%
Advisors                       290,471            0.0%
Jones Lang LaSalle
  Co-Investment                  0                0.0%
LaSalle Hotel Co-Investment      0                0.0%

     (b) Each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Shares reported for it. Advisors, Jones Lang LaSalle Co-Investment and LaSalle Hotel Co-Investment are wholly owned subsidiaries of Jones Lang LaSalle.

     (c) On January 30 and February 1, 2000, 2,115,045 Common Shares were sold by the Reporting Persons and entities controlled by them.

     (d)   Not applicable.

     (e)   February 1, 2001


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to separate Equity Compensation Agreements among each of five employees (collectively the "Employees") and Jones Lang LaSalle, LaSalle Hotel Co-Investment and Advisors, LaSalle Hotel Co-Investment granted an aggregate of 73,000 Common Shares to the Employees and Advisors granted an aggregate of 183,750 Options to the Employees. In certain circumstances the Common Shares, or a portion thereof, could have been forfeited and assigned to LaSalle Hotel Co-Investment or any other person which Jones Lang LaSalle may designate. Similarly in certain circumstances, the Options, or a portion thereof, could have been forfeited and assigned to Advisors or any other person which Jones Lang LaSalle may designate. 2,812 Common Shares and Options to purchase 16,875 Common Shares were forfeited by an Employee. The other Shares and Options are now fully vested.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     Exhibit A to this Schedule 13D is attached hereto. Exhibit B is incorporated herein by reference to Exhibit 10.13 in the Pre Effective Amendment No. 1 to the Issuers Registration Statement on Form S-11.

     Exhibit A:   Joint Filing Agreement

     Exhibit B:   Form of Advisory Agreement






                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2001



LASALLE HOTEL                          JONES LANG LASALLE
CO-INVESTMENT, INC.                    CO-INVESTMENT, INC.
                                       (formerly known as LaSalle
                                       Partners Co-Investment, Inc.)


By:  /s/ FRITZ E. FREIDINGER           By:   /s/ FRITZ E. FREIDINGER
     --------------------------              --------------------------
     Name:  Fritz E. Freidinger              Name:  Fritz E. Freidinger
     Title: Assistant Secretary              Title: Assistant Secretary




LASALLE HOTEL ADVISORS, INC.           JONES LANG LASALLE INCORPORATED
                                       (formerly known as LaSalle
                                       Partners Incorporated)


By:  /s/ FRITZ E. FREIDINGER           By:   /s/ FRITZ E. FREIDINGER
     --------------------------              --------------------------
     Name:  Fritz E. Freidinger              Name:  Fritz E. Freidinger
     Title: Assistant Secretary              Title: Vice President







                                                          EXHIBIT A
                                                          ---------


                        JOINT FILING AGREEMENT
                        ----------------------


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Shares of Beneficial Interest, $.01 par value per share ("Common Shares"), of LaSalle Hotel Properties and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 12th day of February, 2001.



LASALLE HOTEL                          JONES LANG LASALLE
CO-INVESTMENT, INC.                    CO-INVESTMENT, INC.
                                       (formerly known as LaSalle
                                       Partners Co-Investment, Inc.)


By:  /s/ FRITZ E. FREIDINGER           By:   /s/ FRITZ E. FREIDINGER
     --------------------------              --------------------------
     Name:  Fritz E. Freidinger              Name:  Fritz E. Freidinger
     Title: Assistant Secretary              Title: Assistant Secretary




LASALLE HOTEL ADVISORS, INC.           JONES LANG LASALLE INCORPORATED
                                       (formerly known as LaSalle
                                       Partners Incorporated)


By:  /s/ FRITZ E. FREIDINGER           By:   /s/ FRITZ E. FREIDINGER
     --------------------------              --------------------------
     Name:  Fritz E. Freidinger              Name:  Fritz E. Freidinger
     Title: Assistant Secretary              Title: Vice President



